

April 9, 2015

Alan C. Heitmann
Senior Vice President and Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Boulevard
Suite 1000
Overland Park, Kansas 66210

      Re: **Ferrellgas Partners, L.P.**
                 Ferrellgas Partners Finance Corp.
                 Ferrellgas, L.P.
                 Ferrellgas Finance Corp.
                 Form 10-K for the Fiscal Year Ended July 31, 2014
                 Filed September 29, 2014
                 File Numbers 1-11331, 333-06693-02, 0-50182, and 0-50183

Dear Mr. Heitmann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                         /s/ William H. Thompson

                                       William H. Thompson
                                     Accounting Branch Chief